Monthly Report - October, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $          565,788       16,413,700
Change in unrealized gain (loss) on open            8,587,553        2,420,180
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury             (4,782)          (4,782)
      obligations
   Change in unrealized gain (loss) from U.S.        (28,945)         (42,361)
      Treasury obligations
Interest Income 			              168,628        1,369,420
Foreign exchange gain (loss) on margin deposits     (110,290)          600,791
				                 ------------    -------------
Total: Income 				            9,177,952       20,756,948

Expenses:
   Brokerage commissions 		              965,745        9,846,884
   Management fee 			               43,910          448,930
   20.0% New Trading Profit Share 	              231,190          367,655
   Custody fees 		       	                    0           31,366
   Administrative expense 	       	               97,639          989,137
					         ------------    -------------
Total: Expenses 		                    1,338,484       11,683,972
Net Income(Loss)			   $        7,839,468        9,072,976
for October, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (170,026.378    $     4,591,314    207,590,751    212,182,065
units) at September 30, 2017
Addition of 		 	          2,289      1,149,829      1,152,118
815.276 units on October 1, 2017
Redemption of 		 	              0    (2,925,521)    (2,925,521)
(2,298.845) units on  October 31, 2017*
Net Income (Loss)               $       194,432      7,645,036      7,839,468
for October, 2017
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2017
(168,596.104 units inclusive
of 53.295 additional units) 	      4,788,035    213,460,095    218,248,130
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2017 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       3.68% 	   3.42%  $    1,237.00	  147,367.603 $   182,294,127
Series 2       3.29% 	   5.93%  $    1,636.78	   17,952.749 $    29,384,672
Series 3       4.23% 	   9.05%  $    2,005.44	    3,275.752 $     6,569,331

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					November 9, 2017
Dear Investor:

Gains were largely due to long positions in non-U.S. stock index futures and EU interest rate futures. Meanwhile, trading of currency forwards produced a partially offsetting loss, while trading of commodity futures was nearly flat.

Expanding global growth, increasing corporate profits and continuing accommodation in monetary policy led to broad-based gains from long equity futures positions. These positive influences far outweighed the negative influences of the Catalonian independence vote in Spain, far right gains in European elections in Germany, Austria and the Czech Republic, and increased political turmoil in the U.S. Consequently, long positions in European, U.K., Asian, Australian and Canadian equity indices were profitable, as was a short vix trade. On the other hand, short positions in U.S. and South African equity futures were marginally unprofitable.

Evidence that European inflation--outside of the U.K.--was not picking up significantly, and unsettling political developments on the Continent led to increased demand for German, French and Italian government debt, and long futures positions in these instruments were profitable. News that the ECB would maintain its bond buying program at least through September 2018 --albeit at a reduced level--also underpinned this demand. Sluggish inflation data and a weak retail sales report also led to a gain from a long position in Canadian bond futures. Long positions in Australian and Japanese bond futures were profitable as well. On the other hand, signs that the Fed was preparing to raise the official interest rate before year end produced partially offsetting losses from long positions in U.S. note and bond futures.

The U.S. dollar, which had been declining since January, rebounded from late September through October as the likelihood of a Federal Reserve rate rise increased. Unexpectedly weak Canadian inflation, retail sales, industrial production and GDP data reduced the likelihood of additional Bank of Canada rate increases, pressuring the Canadian dollar and producing a loss on a long C$/ short US$ position. A long New Zealand dollar trade versus the US$ was unprofitable in the wake an election that saw a Labor led coalition top the incumbent Conservatives. Short U.S. dollar trades against the currencies of Australia, Mexico, Turkey, South Africa and the euro were also unprofitable and were reduced and/or reversed. A short Korean won trade was unprofitable as the economic environment in Korea showed improvement. Alternatively, long dollar positions versus Japan and Switzerland registered partially offsetting gains.

Energy prices, while volatile, moved higher during October. The broadening and deepening of global growth led to increased energy demand, while the OPEC production curtailment agreement has led to a gradual but persistent decline in oil inventories. In this environment, small losses on a short WTI crude oil position and trading of London gas oil fractionally outdistanced the gain on a long Brent crude position. A short natural gas position was also slightly profitable.

Grain trading was marginally profitable as gains from short corn and wheat positions more than offset a small loss from trading the soybean complex--beans, meal and oil.

Trading of metals, soft commodities and livestock were each nearly flat.



				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman